July 27, 2018
VIA E-MAIL

Stephen T. Cohen, Esquire
Dechert LLP
1900 L Street, NW
Washington, DC 20006

          RE: Angel Oak Financial Strategies Income Term Trust
          File Nos.: 333-225967; 811-23358

Dear Mr. Cohen:

        On June 28, 2018, you filed an initial registration statement on Form N-2 on behalf of the Angel
Oak Financial Strategies Income Term Trust (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the marked courtesy copy of the registration statement provided to the staff. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

General

1.        We note that portions of the registration statement are incomplete.
We may have additional
          comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

4. Please confirm that prior to entering into any Securitization, the Fund will provide the Staff with information regarding the specific form of such Securitization and an opportunity to provide comments.



                                                       1
 Registration Statement Cover Page

5. Please confirm that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued pursuant to the
       Underwriters' over-allotment option.

Pricing Table

6. In footnote 2, the disclosure references certain payments for structuring fees, additional compensation, and sales incentives. Please confirm that such payments will not extend beyond the Fund's initial offering period.

Prospectus Summary- General (pages 1-21)

7. We note that the Prospectus Summary is more than 20 pages in length. Please revise it to provide a clear and concise synopsis of the key features of the offering (e.g., descriptions of the Fund's investment strategy and principal risks).

Prospectus Summary- Investment Strategies (pages 2-4)

8. In the first paragraph on page 2, the disclosure in the first sentence indicates that the Fund will invest primarily in debt issued by financial institutions, focusing on those in the community banking sector. Please provide disclosure indicating how much of the Fund's net assets will be invested in debt issued by financial institutions that are not part of the community banking sector.

9. In the last paragraph on page 3, the disclosure indicates that the Fund may securitize certain of its investments by selling certain assets to Structured Products. Please supplementally inform the staff if these Structured Products will be consolidated with the Fund's accounting records.

10. In the top paragraph on page 4, the disclosure indicates that up to all of the Fund's investments in or exposure to Securitizations and/or Structured Products may be in the equity tranches. Please confirm that the Fund will follow ASC 325-40 for these investments.

Prospectus Summary- Community Banking Focus (page 4)

11. In the first paragraph, the third sentence provides certain statistics as of "September 30, 2017."
       Please update this disclosure to the most recent practicable date. Please make conforming changes to the disclosure throughout the registration statement (e.g., certain data provided as of
       "December 31, 2017" under the caption "Market Opportunity" in the Prospectus Summary and certain data relating to new issuances by banks in 2018 referenced in "Investment Opportunities"
       in the Prospectus Summary).

Prospectus Summary   Summary of Principal Risks (page 15)

12. In "Large Investors Risk," please disclose any risks to the market price, trading volume or volatility of the Shares that may occur when Shares subject to resale restrictions, such as "lock up" agreements, are eligible for resale. Please make conforming changes throughout the registration statement, where appropriate.




                                                    2
 Summary of Fees and Expenses (pages 22-23)

13. We note that most of the information in the Fee Table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation with your response.

Leverage (page 32)

14. Please clarify in the disclosure whether the Fund intends to borrow money and/or issue debt securities or preferred shares within twelve months after the completion of the offering. If the
        Fund intends to borrow, issue notes or preferred shares, please estimate the costs of issuing the borrowings, notes and/or preferred shares and include those costs in the Fee Table.

Credit Facility (page 32)

15. Please confirm that the Fund has not entered into a line of credit facility or please disclose the terms of such facility.

Organizational and Offering Costs (page 62)

16. Please confirm that the Fund is not continuously offered and provide references to the appropriate accounting guidance supporting the accounting treatment of offering costs being charged to capital.

                     *       *        *        *        *       *         *
  *       *

          Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pr-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

         Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6815 or gregoryk@sec.gov.

                                                             Sincerely,

                                                             /s/ Keith A.
Gregory

                                                             Keith A. Gregory
                                                             Senior Counsel

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